October 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Accounting Branch Chief Re: United Breweries Company, Inc. Form 20-F for the fiscal year ended December 31, 2015 File No. 001-14906

On behalf of United Breweries Company, Inc. (Compañía Cervecerías Unidas S.A., or the “Company”), we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “SEC”) the Company’s responses to the comments of the SEC’s Staff relating to portions of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-14906) (the “Form 20-F”) contained in your letter to the Company dated October 11, 2016 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2015

Item 5: Operating and Financial Review and Prospects

Operating Result, page 62

1. In future filings, please retitle the non-IFRS measure you call operating result, so that it is not confused with being income from operational activities as presented on the face of your consolidated statement of income. One choice may be to call it adjusted operating result. Please also provide a more substantive, and concise, discussion of how this non-IFRS measure is useful to investors. Please provide us with your proposed disclosure revisions. Refer to Items 10(e)(1)(i)(C) and (ii)(E) of Regulation S-K.

The Staff´s comment is duly noted. For future filings, the Company confirms it will retitle “Operating Result” to “Adjusted Operating Result” to avoid confusion with “Income from Operational Activities”.

Additionally The Company confirms it will disclose in the following manner in Item 5: Operating and Financial Review and Prospects, Operating Result, page 62:

ADJUSTED OPERATING RESULT

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report. In the following discussion, Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

Adjusted Operating Result is a non-IFRS financial measure, and reflects a subtotal in Note 7 under Operating Segment´s additional information (page F-47). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net Income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Or alternatively, can be defined as “Income from Operational Activities” excluding “Other gains/(losses)”.

The Company believes that the use of “Adjusted Operating Result” provides investors with a better understanding of the day-to-day performance of the Company, because elements included under “Other gains/(losses)” such as impacts derived from derivative contracts and marketable securities are not considered part of the core business of each Operating Segment and therefore are managed at the corporate level.  The performance of Operating Segments is assessed by this measure, and for the same reason this measure is used by each segment´s Chief Operating Decision Maker to assess the performance of the Operating Segments. This measure eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that disclosure of Adjusted Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Operating Result is not a substitute for IFRS measures of earnings.

“Adjusted Operating Result” has important limitations as an analytical tool. For example, “ Adjusted Operating Result” does not reflect (a) our cash expenditures or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements needed for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

2. In future filings, please reconcile the consolidated amounts presented for MSD&A expenses and other operating income (expenses) on page 65 with the comparable amounts presented on the face of your consolidated statement of income. Please provide us with your proposed disclosures.

The Staff´s comment is duly noted. In the consolidated statement of income (page F-6) the Company includes under “Other expenses by function” the following items: Marketing expenses, Sales expenses, Other expenses and Exceptional Items. Other expenses are mainly related to results of the sale and write-off of fixed assets. Exceptional Items are mainly related to one time non-recurring charges. The difference between the total of MSD&A as reported on page 65 and the total of “Distribution costs”, “Administrative Expenses” and “ Other expenses by function” is the total of these Other expenses and Exceptional Items. The following table shows the reconciliation:

	2013	2014	2015
		(millions of CLP)
Consolidated Statement of Income (page F-6)
Distribution cost	221,701	240,849	277,600
Administrative expenses	93,290	110,015	128,136
Other expenses by function	162,782	188,110	209,201
Total	477,773	538,974	614,937

Build-up of Other expenses by function as presented in Consolidated Statement of Income (page F-6)
Marketing and Sales expenses	158,533	184,739	206,829
Exceptional Items	2,989	1,628	-
Other expenses	1,260	1,743	2,372
Other expenses by function	162,782	188,110	209,201

Distribution cost	221,701	240,849	277,600
Administrative expenses	93,290	110,015	128,136
Marketing and Sales expenses	158,533	184,739	206,829
MSD&A (as reported on page 65 in Item 5 Operating and Financial Review and Prospects)	473,524	535,603	612,565

MSD&A (as reported on page 65 in Item 5 Operating and Financial Review and Prospects)	473,524	535,603	612,565
Total Distribution cost, Adminstative expenses and Other expenses by function	477,773	538,974	614,937
Difference between MSD&A Item 5 and Consolidated Statement of Income	4,249	3,371	2,372

Exceptional Items included in ´Other expenses by function´	2,989	1,628	-
Other expenses included in ´Other expenses by function´	1,260	1,743	2,372
Total	4,249	3,371	2,372

For future filings, the Company confirms it will disclose in the following manner on page 65:

	Year Ended December 31,
	2013		2014		2015
	(millions of CLP, except percentages)
Net sales	1,197,227	100.00%	1,297,966	100.00%	1,498,372	100.00%
Cost of sales	-536,697	44.80%	-604,537	46.60%	-685,075	45.72%
Gross margin	660,530	55.20%	693,429	53.40%	813,297	54.28%
Other income by function	5,509	0.46%	25,464	1.96%	6,577	0.44%
Other expenses (1)	-1,260	-0.11%	-1,743	-0.13%	-2,372	-0.16%
Exceptional Items (EI) (2)	-2,989	-0.25%	-1,628	-0.13%	0	0.00%
MSD&A (3)	-473,524	39.60%	-535,603	41.30%	-612,565	40.88%
Adjusted Operating Result(4)	188,266	15.70%	179,920	13.90%	204,937	13.68%
Net financing expenses	-15,830	1.30%	-10,821	0.80%	-15,256	1.02%
Results as per adjustment units	-1,802	0.20%	-4,159	0.30%	-3,283	0.22%
Exchange rate differences	-4,292	0.40%	-613	0.00%	958	0.06%
Equity and income from joint ventures	309	0.00%	-899	0.10%	-5,228	0.35%
Other gains/(losses)	959	0.10%	4,037	0.30%	8,512	0.57%
Income before taxes	167,609	14.00%	167,465	12.90%	190,640	12.72%
Income taxes	-34,705	2.90%	-46,674	3.60%	-50,115	3.34%
Net income for the year	132,905	11.10%	120,792	9.30%	140,525	9.38%
Attributable to:
Equity Holders of Parent Company	123,036	10.30%	106,238	8.20%	120,808	8.06%
Non controlling interest	9,869	0.80%	14,553	1.10%	19,717	1.32%

(1) Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(2) EI are part of ‘Other expenses by function’ as presented in the Consolidated Statement of Income. 2013 EI corresponds to a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payment of incentives to the leaving and remaining personnel; 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments.

(3) The difference between the MSD&A presented in this table and the total of ´Distribution costs´, ´Administrative expenses´ and ´Other expenses by function´ of the Consolidated Statement of Income (F-6) for an amount of CLP 4,249 million, CLP 3,371 million, and CLP 2,372 million for the years 2013, 2014 and 2015 respectively, is the total of Other expenses for an amount of CLP 1,260 million, CLP 1,743 million, and CLP 2,372 million for the years 2013, 2014 and 2015 respectively, and Exceptional Items for an amount of CLP 2,989 million, CLP 1,628 million, and CLP 0 million for the years 2013, 2014 and 2015 respectively.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

3. In future filings, please disclose with quantification the business reasons for changes between periods in the amounts shown in the Others columns of your segment footnote reconciliation on pages F-43 and F-44. Please provide us with your proposed disclosures for 2015 as compared to 2014.

The Staff´s comment is duly noted. For future filings, the Company confirms it will disclose the following information in Item 5, in the Management Discussion and Analysis, under Adjusted Operating Result (changes marked underlined):

FISCAL YEAR ENDED DECEMBER 31, 2015 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2014

Adjusted Operating Result

Our Adjusted Operating Result increased 13.9% to CLP 204,937 million in 2015, as compared to CLP 179,920 million in 2014 and as a percentage of Net Sales decreased from 13.9% to 13.7% in 2015. Excluding the positive one-time effect compensation of CLP 18,882 million received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract that allowed us to import and distribute on an exclusive basis Corona and Negra Modelo beers in Argentina, and to produce and distribute Budweiser beer in Uruguay, Adjusted Operating Result increased by 27.3%, which means an EBIT margin expansion of 127 bps. The Adjusted Operating Result performance of each of our Operating segments during 2015 is described below:

Chile: The Adjusted Operating Result for the Chile Operating segment increased 18.6% to CLP 153,924 million due to an 8.6% increase in Net sales, partially offset by an increase of 3.4% in MSD&A expenses and an increase of 9.6% in Cost of sales. The Adjusted Operating Result margin increased from 15.6% in 2014 to 17.1% in 2015.

International Business: The Adjusted Operating Result for the International Business Operating segment increased 7.5% to CLP 30,266 million. The Adjusted Operating Result margin decreased from 9.4% in 2014 to 7.5% for in 2015. Excluding the above mentioned one-time effect compensation, the Operating Result margin expansion was 437 bps.

Wine: The Adjusted Operating result from our wine Operating segment increased 31.3% to CLP 32,533 million in 2015, from CLP 24,780 million in 2014. The Adjusted Operating result margin increased from 14.4% in 2014 to 17.2% in 2015.

Other: The Adjusted Operating result from Others decreased 328.2% to negative CLP 11,786 million, due to a 13% increase in corporate expenses, and a decrease of 469.9% in unrealized gains and losses related to increases or decreases in inventory levels, partially offset by better results in our distribution and packaging Strategic Service Units, with increases of 29.2% and 9.2%, respectively, in the year ended December 31, 2015 compared to the year ended December 31, 2014.

Notes to the Consolidated Financial Statements

Note 2.5 Cash and Cash Equivalents, page F-18

Note 14 Cash and Cash Equivalents, page F-51

4. Please tell us and disclose in future filings the nature and terms of the securities purchased under resale agreements that are included in cash and cash equivalent. Refer to IAS 7.45 and 7.46.

The Staff´s comment is duly noted.

For future filings, the Company confirms it will make the following adjustment in Note 2.5 (marked underlined).

2.5 Cash and Cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with high liquidity, all at a fixed interest rate, normally with an original maturity of up to three months.

For future filings, the Company confirms it will make the following addition to Note 14 on page F-51:

The composition of the financial instruments acquired under resale agreements is as follows:

As of December 31, 2015:

Financial Institution	Securities purchased(*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa	Banco de Chile	12-24-2015	01-08-2016	CLP	3,731,991	0.32
BanChile Corredores de Bolsa	Banco de Chile	12-28-2015	01-08-2016	CLP	4,253,623	0.31
BanChile Corredores de Bolsa	Banco de Chile	12-28-2015	01-20-2016	CLP	19,557	0.30
BanChile Corredores de Bolsa	Banco de Crédito e Inversiones	12-28-2015	01-08-2016	CLP	8,828,519	0.31
BanChile Corredores de Bolsa	BancoEstado	12-24-2015	01-08-2016	CLP	4,674,281	0.32
BanChile Corredores de Bolsa	BancoEstado	12-24-2015	01-08-2016	CLP	3,923,128	0.31
BanChile Corredores de Bolsa	BancoEstado	12-28-2015	01-20-2016	CLP	449	0.30
BanEstado Corredores de Bolsa	Banco BICE	12-29-2015	01-14-2016	CLP	980,345	0.32
BanEstado Corredores de Bolsa	Banco de Chile	12-28-2015	01-04-2016	CLP	4,693,648	0.31
BanEstado Corredores de Bolsa	Banco de Chile	12-29-2015	01-08-2016	CLP	7,565,908	0.32
BanEstado Corredores de Bolsa	Banco de Chile	12-29-2015	01-14-2016	CLP	4,219,808	0.32
BanEstado Corredores de Bolsa	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	3,999,302	0.31
BanEstado Corredores de Bolsa	Banco Itaú	12-30-2015	01-07-2016	CLP	200,021	0.31
BanEstado Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	2,749,535	0.31
BanEstado Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	750,078	0.31
BanEstado Corredores de Bolsa	Banco Itaú	12-28-2015	01-07-2016	CLP	2,600,806	0.31
BanEstado Corredores de Bolsa	Banco Itaú	12-29-2015	01-07-2016	CLP	1,300,277	0.32
BanEstado Corredores de Bolsa	Banco Santander	12-29-2015	01-14-2016	CLP	3,079,945	0.32
BanEstado Corredores de Bolsa	Banco Security	12-28-2015	01-04-2016	CLP	5,779,339	0.31
BanEstado Corredores de Bolsa	Banco Security	12-29-2015	01-08-2016	CLP	241,899	0.32
BanEstado Corredores de Bolsa	Banco Security	12-29-2015	01-14-2016	CLP	1,919,498	0.32
BanEstado Corredores de Bolsa	BancoEstado	12-28-2015	01-04-2016	CLP	4,837,882	0.31
BanEstado Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	140,839	0.32
BanEstado Corredores de Bolsa	BancoEstado	12-29-2015	01-14-2016	CLP	10,702,283	0.32
BanEstado Corredores de Bolsa	BancoEstado	12-23-2015	01-12-2016	CLP	195,156	0.30
BanEstado Corredores de Bolsa	BBVA Banco Bhif	12-28-2015	01-04-2016	CLP	1,003,626	0.31
BanEstado Corredores de Bolsa	BBVA Banco Bhif	12-29-2015	01-08-2016	CLP	353,294	0.32
BanEstado Corredores de Bolsa	BBVA Banco Bhif	12-30-2015	01-14-2016	CLP	9,801,762	0.31
BanEstado Corredores de Bolsa	Scotiabank Sudamericano	12-29-2015	01-14-2016	CLP	652,718	0.32
BanEstado Corredores de Bolsa	Scotiabank Sudamericano	12-28-2015	01-04-2016	CLP	2,443,254	0.31
BanEstado Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	800,000	0.32
BBVA Corredores de Bolsa	BBVA Banco Bhif	12-22-2015	01-11-2016	CLP	350,326	0.31
Valores Security S.A. C. de B.	Banco BICE	12-22-2015	01-07-2016	CLP	110,651	0.34
Valores Security S.A. C. de B.	Banco Central de Chile	12-28-2015	01-04-2016	CLP	4,856,917	0.32
Valores Security S.A. C. de B.	Banco Central de Chile	11-30-2015	01-06-2016	CLP	4,053,610	0.34
Valores Security S.A. C. de B.	Banco Consorcio	12-28-2015	01-04-2016	CLP	24,999	0.32
Valores Security S.A. C. de B.	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	119,401	0.32
Valores Security S.A. C. de B.	Banco Itaú	12-28-2015	01-04-2016	CLP	4,234,301	0.32
Valores Security S.A. C. de B.	Banco Security	11-30-2015	01-06-2016	CLP	1,725,673	0.34
Valores Security S.A. C. de B.	Banco Security	12-28-2015	01-04-2016	CLP	2,707,819	0.32
Valores Security S.A. C. de B.	Banco Security	12-22-2015	01-07-2016	CLP	14,478	0.34
Valores Security S.A. C. de B.	BancoEstado	11-30-2015	01-06-2016	CLP	241,798	0.34
Valores Security S.A. C. de B.	BancoEstado	12-28-2015	01-04-2016	CLP	401,100	0.32
Valores Security S.A. C. de B.	BancoEstado	12-22-2015	01-07-2016	CLP	125,126	0.34
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-28-2015	01-04-2016	CLP	1,659,943	0.32
Total					117,068,913

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Additionally the Company will include the following disclosure of time deposits:

The composition of time deposits is as follows:

Financial Institution	Issue date	Maturity date	Currency	As of December 31, 2015	Monthly interest rate (%)
				ThCh$
Banco Consorcio	11-30-2015	01-06-2016	CLP	3,512,658	0.35
Banco Consorcio	12-29-2015	01-20-2016	CLP	800,181	0.34
Banco Consorcio	12-29-2015	01-25-2016	CLP	2,850,665	0.35
Banco Consorcio	12-14-2015	01-12-2016	CLP	37,568	0.32
Banco Consorcio	12-29-2015	01-29-2016	CLP	2,500,600	0.36
Banco Consorcio	12-21-2015	01-20-2016	CLP	460,521	0.34
Banco de Crédito e Inversiones	12-15-2015	01-08-2016	CLP	7,762,889	0.33
Banco Santander	12-21-2015	01-20-2016	CLP	6,407,467	0.35
Banco Santander	12-23-2015	01-20-2016	CLP	1,251,133	0.34
Banco Santander	12-24-2015	01-11-2016	CLP	1,651,271	0.33
Banco Santander	12-28-2015	01-25-2016	CLP	3,301,122	0.34
HSBC Bank Chile	12-17-2015	01-14-2016	CLP	2,103,234	0.33
Total				32,639,309

Note 7 Financial Information as per operating segments, page F-42

5. In future filings, please disclose your revenues by products and services. Refer to IFRS 8.32. Please provide us with your proposed disclosures.

The Staff´s comment is duly noted. For future filings the Company will disclose our Net sales according to its categories of products: alcoholic products, non-alcoholic products, and “Others” (as described below):

Sales information by product category.

Net sales (millions of CLP)	2013	2014	2015
Alcoholic products	828,878	880,581	1,040,145
Non-alcoholic products	343,169	393,352	429,844
Others (1)	25,179	24,034	28,382
Total	1,197,227	1,297,966	1,498,372

(1) Others consists mainly of sales of by-products and packaging including bottles, pallets, and glasses

The Company will insert this table in Note 7 on page F-45 after the table Sales information by geographic location.

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Company´s response. If you have any additional questions or comments regarding the responses in this letter, please contact Felipe Dubernet at (56-2)2427-3536 or Marcelo Mottesi of Milbank, Tweed, Hadley & McCloy LLP, the Company’s U.S. counsel, at (212) 530-5602.

Sincerely yours,

/s/ Marcelo Mottesi
Marcelo Mottesi

Copy:	Patricio Jottar, CEO, Compañía Cervecerías Unidas S.A. Felipe Dubernet, CFO, Compañía Cervecerías Unidas S.A.
Matías Rojas, Compañía Cervecerías Unidas S.A. Linda Walstra, Compañía Cervecerías Unidas S.A.
Renzo Corona, PricewaterhouseCoopers